UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Optimal Group Inc.
(Name of Subject Company)

Optimal Group Inc.
Neil S. Wechsler
Gary S. Wechsler
Holden L. Ostrin
(Name of Person(s) Filing Statement)

Class “A” shares
(Title of Class of Securities)
68388R208
(CUSIP Number of Class of Securities)

Leon P. Garfinkle
Senior Vice–President, General Counsel and Secretary
Optimal Group Inc.
3500 de Maisonneuve Blvd. West, Suite 800,
Montreal, Quebec, Canada, H3Z 3C1
(514) 738-8885
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the
Person(s) Filing Statement)

Copies to:

Warren M. Katz, Esq.	Jason J. Comerford, Esq.
Stikeman Elliott LLP	Osler, Hoskin & Harcourt LLP
1155 René-Lévesque Blvd. West, 40th Floor	620 8th Avenue, 36th Floor
Montréal, Québec H3B 3V2	New York, New York 10036
(514) 397-3000	(212) 867-5800
This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☑	A tender offer.

d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction valuation	$11,477,681	(1)	Amount of filing fee	$819 (2)

(1)	Estimated solely for purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $2.40 (i.e., the tender offer price) and (ii) 4,782,367, the maximum number of Class “A” shares of Optimal Group Inc. that may be tendered pursuant to the tender offer. Such number of Shares represents the 5,148,735 Shares outstanding as of March 17, 2010 and 191,400 shares of Optimal Group Inc. Class “A” shares issuable upon the exercise of outstanding options and warrants, less the 405,576 Class “A” shares and 152,192 shares issuable upon the exercise of warrants already beneficially owned by 7293411 Canada Inc., its joint actors and its affiliates and associates.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #3 for Fiscal Year 2010, issued October 30, 2009.

☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$819	Filing Party:	7293411 Canada Inc.

Form or Registration No.:	Schedule TO-T	Date Filed:	March 31, 2010

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”) initially filed with the Securities and Exchange Commission (the “SEC”) on April 6, 2010 on behalf of Optimal Group Inc. (the “Company”), a company organized under the laws of Canada, and relates to the offer made by 7293411 Canada Inc. (the “Offeror”), a corporation established by Mr. Richard Yanofsky, President of WowWee Canada Inc., disclosed in the Tender Offer Statement and Rule 13E-3 Transaction Statement on Schedule TO initially filed with the SEC on March 31, 2010, as amended and supplemented (the “Schedule TO”) on behalf of the Offeror, Richard Yanofsky, Eric Lau Tung Ching, Francis Choi and Peter Yanofsky (collectively, the “Bidders”) in connection with the Offeror’s offer to purchase all of the outstanding Class “A” shares of the Company (the “Shares”) not currently owned by the Offeror and its joint actors, including Shares that may become outstanding on the conversion, exchange or exercise of options or warrants, at a price of US$2.40 per Share, subject to the terms and conditions set forth in the Offer to Purchase dated March 31, 2010, as amended and restated on May 6, 2010, as further amended on May 12, 2010 (the “Amended Offer to Purchase”), which is incorporated by reference into the Schedule TO.
The information in the Schedule 13E-3, as amended by Amendment No. 1 thereto on May 6, 2010, is incorporated in this Amendment by reference to all of the applicable items in the Schedule 13E-3, as amended by Amendment No. 1 thereto on May 6, 2010, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein without definition shall have the respective meanings specified in the Amended Offer to Purchase or the Directors’ Circular, as applicable.
In addition, on March 31, 2010, the Company filed a Schedule 14D-9 Solicitation and Recommendation Statement, as amended on May 6, 2010 (the “Schedule 14D-9”) with the SEC in response to the Schedule TO, including the Directors’ Circular which is Exhibit (a)(2)(A) hereof (the “Directors’ Circular”). Pursuant to Instruction G of Schedule 13E-3, the information set forth in the Schedule 14D-9, including all exhibits and amendments thereto, is incorporated into this Amendment by reference.
All information contained in, or incorporated by reference into, this Amendment concerning each of the Company, Holden L. Ostrin, Neil S. Wechsler and Gary S. Wechsler and the Bidders was supplied by such person, each of whom takes no responsibility for the accuracy or completeness of information relating to any of the other persons.

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Item 8. Fairness of the Transaction.
The subsection entitled “Senior Management Filing Persons” in Item 8 of the Schedule 13E–3, as amended by Amendment No. 1 thereto on May 6, 2010, is hereby amended and restated by replacing the first sentence on page 6 with the following:
The foregoing list of factors includes the material factors considered by the Senior Management Filing Persons.
Item 9. Reports, Opinions, Appraisals and Negotiations.
The information regarding the Valuation set forth in the section of the Directors’ Circular entitled “Background to the Offer” is hereby amended and supplemented as follows:
On page 11, the following paragraph is inserted after the fifth full paragraph.
On February 9, 2010, PwC provided an initial draft of the Valuation to the Special Committee which contained a valuation range from $1.96 to $2.69, based on information available to PwC as of February 9, 2010.
On page 12, the following paragraph is inserted after the paragraph beginning, “Between March 11, 2010, and March 16, 2010 ...”
On March 12, 2010, PwC provided an updated draft of the Valuation to the Special Committee members. PwC’s conclusion contained a valuation range between $2.01 and $2.55 as a result of updated information, as compared to the February 9, 2010 draft, relating to the terms of the Support Agreement, severance payments to Company employees other than the Senior Management Filing Persons, financial results for the year ended December 31, 2009 and product orders.
On page 12, the eighth paragraph, beginning “On March 16, 2010 ...”, is amended and restated as follows:
On March 16, 2010, a revised draft of the Valuation was sent to the Special Committee members which did not contain significant changes compared to the March 12, 2010 draft. PwC’s conclusion contained in the Valuation retained the valuation range from $2.01 and $2.55.

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SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPTIMAL GROUP INC.

/s/ Neil S. Wechsler By: Neil Wechsler
Title: Co-Chairman and Chief Executive Officer

/s/ Neil S. Wechsler Neil S. Wechsler

/s/ Gary S. Wechsler Gary S. Wechsler

/s/ Holden L. Ostrin Holden L. Ostrin
Date: May 12, 2010

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 31, 2010 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(1)(B)	Letter of Transmittal, dated March 31, 2010 (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(a)(1)(F)	Notice of Change and Variation and Amended and Restated Offer to Purchase for Cash, dated May 6, 2010 (incorporated by reference to Exhibit (a)(1)(F) of Amendment No. 2 to Schedule TO filed by the Offeror, Richard Yanofsky, Peter Yanofsky, Eric Lau Tung Ching and Francis Choi on May 6, 2010). (1)

(a)(2)(A)	Directors’ Circular, dated March 31, 2010 (incorporated by reference to Exhibit (a)(1) of the Schedule 14D-9 filed by the Company on March 31, 2010). (1)

(a)(2)(B)	Press Release issued by the Company, dated March 17, 2010 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by the Offeror and the Company on March 17, 2010). (1)

(b)(1)	Loan Agreement, dated February 24, 2010, by and among Francis Choi and the Offeror (incorporated by reference to Exhibit 1 of the Offeror’s Schedule 13D filed on March 23, 2010). (1)

(b)(2)	Deed of Guarantee and Indemnity, dated February 24, 2010, by Peter Yanofsky, Richard Yanofsky and Eric Lau Tung Ching in favour of Francis Choi (incorporated by reference to Exhibit (b)(2) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(c)(1)	Opinion of Genuity Capital Markets to the Special Committee of the Board of Directors of the Company, dated March 16, 2010 (incorporated by reference to Exhibit (c)(1) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(c)(2)	Valuation Report of PricewaterhouseCoopers LLP, dated March 12, 2010 (incorporated by reference to Exhibit (c)(2) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(c)(3)	Presentation of Genuity Capital Markets to the Special Committee of the Board of Directors of the Company, dated January 27, 2010. (1)

(c)(4)	Presentation of Genuity Capital Markets to the Special Committee of the Board of Directors of the Company, dated February 2, 2010. (1)

Exhibit No.	Description
(d)(1)	Support Agreement, dated March 16, 2010, between the Company and the Offeror (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K filed on March 23, 2010). (1)

(d)(2)	Disclosure Letter for Support Agreement dated March 16, 2010 (incorporated by reference to Exhibit 2.2 of the Company’s Form 8-K filed on March 23, 2010). (1)

(d)(3)	Settlement Agreement, dated March 17, 2010, among Holden L Ostrin, Neil Wechsler, Gary Wechsler and the Offeror (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed on March 23, 2010). (1)

(d)(4)	Joint Bid Agreement, dated March 31, 2010, among Peter Yanofsky, Richard Yanofsky, Eric Lau, Francis Choi and the Offeror (incorporated by reference to Exhibit (e)(4) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(f)	Sections 206 to 206.1 of the Canada Business Corporations Act (incorporated by reference to Exhibit (f)(1) of the Schedule TO filed by the Offeror, the Company and Richard Yanofsky on March 31, 2010). (1)

(g)	Not applicable.

(1)	Previously filed.